Exhibit 99.115

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited)

(Expressed in thousands of United States Dollars)

GUNNISON COPPER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited and expressed in thousands of United States dollars)

	Note	June 30, 2026	December 31, 2025
ASSETS

Current Assets
Cash and cash equivalents		$33,226	$20,613
Short term investments		898	140
Amounts receivable		6,138	1,301
Due from Nuton	10	2,176	12,652
Prepaid expenses		2,128	1,289
Inventory	5	42,874	19,923
		87,440	55,918

Inventory	5	8,809	2,099
Property, plant and equipment	6	262,692	245,777
Restricted cash	7	10,749	10,698
Total Assets		$369,690	$314,492

LIABILITIES AND EQUITY

Current liabilities
Accounts payable and accrued liabilities	8	$1,087	$2,130
Accounts payable and accrued liabilities - Nuton	9	16,319	27,612
Amounts due to related parties	16	976	172
Nuton deferred income and revenue	10	88,377	46,737
Restricted and performance share units	15	87	-
Derivative liabilities	11	14,273	13,187
Debentures	14	7,192	6,503
Debt	13	-	3,958
		128,311	100,299

Accounts payable and accrued liabilities	8	7,833	2,208
Restricted and performance share units	15	43	-
Nuton stage 2 payable	10	36,195	46,423
Nuton deferred income and revenue	10	116,099	141,625
Derivative liabilities	11	84,941	72,530
Decommissioning and restoration obligation	12	14,092	12,953
Total Liabilities		387,514	376,038

Equity
Capital stock	15	156,331	128,479
Other equity reserves	15	16,765	15,662
Deficit		(190,091)	(204,858)
Accumulated other comprehensive loss		(829)	$(829)
Total Equity		(17,824)	(61,546)

Total Liabilities and Equity		$369,690	$314,492
Subsequent Events	20

Approved on August 12, 2026 on behalf of the Board of Directors:

/signed/	/signed/
Jason Howe	Fred DuVal
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2

GUNNISON COPPER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(Unaudited and expressed in thousands of United States dollars)

		For the three months ended June 30,		For the six months ended June 30,
	Note	2026	2025	2026	2025
Revenue
Revenue	3	$23,612	$124	43,716	$683
Cost of sales	4	(7,380)	276	(16,097)	(1,050)
Income (Loss) from mine operations		16,232	400	27,619	(367)
Operating Expenses
Selling and administration - Gunnison		$(1,588)	$(786)	$(2,575)	(1,272)
Selling and administration - Johnson Camp		(2,745)	502	(4,679)	203
Evaluation and permitting		(1,041)	(962)	(2,039)	(982)
Share based compensation	15	(569)	(39)	(844)	(109)
Depreciation	6	(79)	(56)	(150)	(96)
Total Operating Expenses		(6,022)	(1,341)	(10,287)	(2,256)
Other Items
Gain (loss) on derivative at fair value	11	(12,648)	1,254	(13,989)	(17,397)
Financing expense	17	(522)	(1,108)	(1,039)	(2,170)
Interest income		149	415	254	576
Loss on foreign exchange		(12)	(423)	(80)	(413)
Fair value gain (loss) on Nuton Stage 2 payable	10	14,774	(3,377)	10,228	(5,156)
Gain on extinguishment of debt	13	-	621	208	1,126
Other income		1,150	613	1,853	678
Total Other Items		2,891	(2,005)	(2,565)	(22,756)

Income (Loss) and comprehensive Income (Loss) for the period		$13,101	$(2,946)	$14,767	$(25,379)
Income (Loss) per common share:
Basic and Diluted		$0.03	$(0.01)	$0.03	$(0.08)
Weighted average number of common shares outstanding:
Basic	15	447,509,696	332,586,774	433,976,124	332,586,774
Diluted	15	497,705,072	332,586,774	484,171,500	332,586,774

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

GUNNISON COPPER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited and expressed in thousands of United States dollars)

		Six months ended June 30,
	Note	2026	2025
CASH FLOWS RELATED TO OPERATING ACTIVITIES
Income (loss) and comprehensive loss for the period		$14,767	$(25,379)
Items not affecting cash:
Loss on derivative at fair value	11,15	13,989	17,997
Depreciation	6	150	111
Accretion of decommissioning and restoration obligation	12	323	422
Share-based compensation	15	892	109
Financing expense	13,14	689	656
Gain on short term investments		(29)	(33)
Deferred income	10	(1,215)	(947)
Deferred revenue	10	(18,902)	-
Gain on extinguishment of debt	13	(208)	(1,126)
Fair value movement on Nuton Stage 2 payable	10	(10,228)	5,156
Fair value movement on conversion option	13	-	341
Operating cash flow before change in non-cash working capital		228	(2,693)

Non-cash working capital item changes:
Receivables		(4,837)	(24)
Prepaid expenses		(839)	(1,349)
Inventory	5	(29,661)	(3,024)
Accounts payable and accrued liabilities	8,9	(952)	(1,165)
Amounts due to related parties	16	804	(1)
Insurance liabilities		-	(15)
Change in non-cash working capital		(35,485)	(5,578)
Net cash used by operating activities		(35,257)	(8,271)
CASH FLOWS RELATED TO INVESTING ACTIVITIES
Purchase of property, plant and equipment	6	(147)	(252)
Purchase of short term investments		(729)	-
Restricted cash	7	(51)	(231)
Nuton stage 2 project expenditure	10	(21,044)	(58,474)
Net cash used by investing activities		(21,971)	(58,957)
CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from share issuances		24,877	3,654
Proceeds from warrants exercised	15	683	-
Unit offering costs	15	(1,610)	(285)
Nuton stage 2 funds received	10	45,791	70,144
Nuton Gunnison Sulfide Viability stage 1 funds received	10	-	3,000
Nebari principal payments	13	-	(206)
Nuton collateral funding		100	-
Net cash provided by financing activities		69,841	76,307
Net change in cash and cash equivalents		12,613	9,079
Effect of foreign exchange on cash and cash equivalents		-	(62)
Cash and cash equivalents, beginning of year		20,613	8,249
Cash and cash equivalents, end of period		$33,226	$17,266
Supplemental cash flow disclosures:
Interest paid		$25	$1,084

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

GUNNISON COPPER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Unaudited and expressed in thousands of United States dollars, except for shares and per share amounts)

	Capital Stock				Accumulated
	Number of Common shares	Amount	Other Equity Reserves	Deficit	Other Comprehensive Loss	Total
Balance, December 31, 2024	315,415,858	$112,828	$14,532	$(148,433)	$(829)	(21,902)
Share issuance	17,170,916	3,592		-	-	3,592
Share issuance costs	-	(285)		-	-	(285)
Share-based compensation	-	-	109	-	-	109
Income (Loss) for the period	-	-	-	(25,379)	-	(25,379)
Balance, June 30, 2025	332,586,774	$116,135	$14,641	$(173,812)	$(829)	$(43,865)

Balance, December 31, 2025	402,854,376	$128,479	$15,662	$(204,858)	$(829)	$(61,546)
Stock option exercises	569,791	179	(152)	-	-	27
Share issuance (note 15)	82,144,500	24,850	-	-	-	24,850
Share issuance costs (note 15)	-	(1,610)	-	-	-	(1,610)
Warrants exercised	2,066,540	683	493	-	-	1,176
Share-based compensation		-	762	-	-	762
Conversion of debt (note 13)	17,882,685	3,750	-	-	-	3,750
Income (Loss) for the period	-	-	-	14,767	-	14,767
Balance, June 30, 2026	505,517,892	$156,331	$16,765	$(190,091)	$(829)	$(17,824)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited and expressed in thousands of United States dollars)

1.	NATURE OF OPERATIONS

Gunnison Copper Corp. (“Gunnison” or the “Company”) was incorporated under the laws of the Province of British Columbia, Canada on June 9, 2005 and trades on the Toronto Stock Exchange under the symbol “GCU” and on the Over-The-Counter Quality Bulletin Board (“OTCQB”) exchange under the ticker “GCUMF”. The address of the Company’s registered office is Suite 3500, 1113 Melville Street, Vancouver, BC, Canada V6E 3E5.

The principal business of Gunnison is the acquisition, exploration and development of copper mineral properties and the construction and operation of copper mines in Arizona, USA. The Company is focused on the development of the Gunnison Copper Project which is designed to be a large-scale open pit operation producing finished copper cathodes. In addition, Gunnison has expanded and restarted the Johnson Camp Mine (“JCM”) in partnership with Nuton LLC (“Nuton”), a Rio Tinto Venture, to demonstrate the use of its sulfide copper heap leaching technology.

2.	BASIS OF PRESENTATION AND SUMMARY OF MATERIAL ACCOUNTING POLICIES

a.	Statement of compliance

The Company prepares the annual consolidated financial statements in accordance with International Financial Reporting Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting.

These condensed consolidated interim financial statements do not include all the information and note disclosures required by IFRS Accounting Standards for annual financial statements and should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2025.

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2025 with the addition of the below:

New standards and interpretations adopted

In May 2024, the IASB issued amendments to IFRS 9 and 7 to clarify the recognition or derecognition of a financial asset or liability, with a new exception for some financial liabilities settled through an electronic cash transfer system. The amendments also added guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion, by introducing an additional SPPI test for financial assets with contingent features that are not related directly to a change in basic lending risks or costs. In addition, the amendments will add new disclosures for certain instruments with contractual terms that can change cash flows. Lastly, the amendments will require additional disclosures for equity instruments designated at fair value through other comprehensive income. The amendments are effective for reporting periods beginning on or after January 1, 2026, with early application permitted. The amendments have been adopted by the Company, and the amendments did not result in any material changes to the condensed consolidated financial statements.

In December 2024, the IASB issued amendments to IFRS 9 and 7 to clarify the application of the ‘own-use’ exemption and provide guidance on hedge accounting for companies that hedge their purchase or sales of electricity using renewable power purchase agreements. The amendments also introduce new disclosure requirements. The amendments are effective for reporting periods beginning on or after January 1, 2026. The amendments have been adopted by the Company, and the amendments did not result in any material changes to the condensed consolidated financial statements.

6

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited and expressed in thousands of United States dollars)

New standards issued but not yet effective

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 will replace IAS 1 Presentation of Financial Statements. The standard amends the presentation of the statement of income by introducing a newly defined ‘operating profit’ subtotal and a requirement for income and expenses to be allocated between three new distinct categories based on a company’s main business activities, which are Operating, Financing and Investing. In addition, organizations will need to disclose certain ‘non-GAAP’ measures known as management defined performance measures. The standard will be effective from January 1, 2027 with early adoption permitted and requires retrospective application. The Company is assessing the impact of adoption of this amendment on its condensed consolidated financial statements.

All dollar figures are expressed in United States dollars unless otherwise indicated. Canadian dollars are expressed as “CAD$”.

Share based compensation

Performance Share Units (each an “PSU”) issued to directors, officers and employees and at the option of the holder may require the Company to settle the units in cash, and withhold applicable income tax on exercised and settled amounts with the tax authorities. The fair value of the PSU is recognized over the vesting period of the PSU granted as share-based compensation expenses with offset to PSU liabilities. The PSU is adjusted based on a performance multiplier. The Company’s PSU policy allows for a net settlement arrangement, and PSU are classified in their entirety as cash-settled share-based payment transactions.

b.	Estimation uncertainty and judgments in applying the Company’s accounting policies

The preparation of the condensed consolidated financial statements in conformity with IFRS Accounting Standards requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, shareholders’ equity, and the disclosure of contingent assets and liabilities, as at the date of the financial statements, and expenses for the periods reported. A summary of the Company’s critical estimates and judgments is provided in Note 2, Basis of Presentation and Summary of Material Accounting Policies, of the audited consolidated financial statements for the year ended December 31, 2025 and 2024. The following judgements and sources of estimation uncertainty remain relevant to the quarter:

Accounting Policy Judgements

Characterization of the Stream arrangement

As set out in Note 11, the Company applied judgment in determining the characterization of the Stream arrangement for both accounting and tax purposes including the Company’s assessment that the partially prepaid sale of copper is currently a derivative liability for accounting purposes.

Accounting treatment of the Nuton Stage 2 arrangement

As set out in Note 10, the Company applied significant judgment in assessing the appropriate accounting treatment for the Stage 2 work program by considering the specific terms and nature of the agreement with Nuton. In assessing the Stage 2 work program proceeds received, management identified both a borrowing component from Nuton and a mining and processing demonstration services component that will be provided to Nuton during the Stage 2 work program. The borrowing is conditionally repayable from revenues generated from commercial quantities of copper products produced from the related mining operations net of agreed upon direct and indirect costs. Changes in spot prices of copper will impact the timing of repayment of the borrowing from any future revenues generated. As a result of the repayment provisions, including indexing to copper prices, the borrowing has been accounted for in its entirety at fair value through profit or loss with a residual amount allocated to deferred revenue for the mining and processing demonstration services that will be provided to produce copper. Further details on the overall Nuton Stage 2 arrangement are disclosed in Note 10.

7

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited and expressed in thousands of United States dollars)

Commercial Production

Commercial production is the level of activities intended by management for a mine, or a mine and processing complex, to be capable of operating in the manner intended by management. The Company considers a range of factors when determining the level of activity that represents commercial production for a particular project, including a predetermined percentage of design capacity for the mine and SX/EW plant; achievement of continuous production, ramp-ups, or other output; or specific factors such as recoveries, grades, or inventory build-ups. Management considers average actual metrics including, but not limited to: (i) throughput levels reaching approximately 60% or more of design capacity, (ii) product quality consistent with design specifications, and (iii) the ability to operate in a continuous and reliable manner over a sustained period. Management assesses the operation’s ability to sustain production over a period of approximately one to three months, depending on the complexity related to the stability of continuous operation. Commercial production is considered to have commenced, and depreciation expense is recognized, at the beginning of the month after criteria have been met. As at June 30, 2026 commercial production has not been met.

Evaluation of indicators of impairment

The evaluation of asset carrying values for indicators of impairment requires that management makes significant judgments in assessing whether changes to certain factors would be considered an indicator of impairment which includes both internal and external factors such as: a reduction in quantity of the recoverable reserves and resources; a reduction in metal prices; increases to forecasted capital and operating costs; and delays to the timing of achieving commercial production. If impairment indicators are identified, impairment testing is required. The recoverable amount of the cash-generating unit to which the assets belong that is used in the impairment testing is determined as the higher of its fair value less costs of disposal and its value in use. During the period ended June 30, 2026, no indicators of impairment were identified on the Company’s property, plant and equipment.

Revenue

The determination that mining and processing demonstration services in relation to the Nuton Stage 2 arrangement are an output of the Company’s ordinary activities was based on management’s judgement. This determination was made as these services are currently a significant component of the Company’s operation. As a result, management has included this in revenues (See Note 3).

The Company has applied judgement that it is the principal in the Option Agreement as it controls and operates the assets of JCM throughout Stage 2 and has control of the copper cathode before it is sold to the offtaker. As a result, the company recognizes revenues and associated expenses on a gross basis.

Liquidity

The assessment of the Company’s ability to continue as a going concern involves judgment as it relies on the Company’s estimation of future cash flows for at least the next 12 months from the financial statement date, and the availability of funds to meet those cash flow requirements. Management evaluated the effect of the overall working capital amounts related to Nuton and the JCM Stage 2 arrangement, as well as the Triple Flag stream obligations and determined they do not immediately impact the Company’s liquidity. Subsequent to June 30, 2026 the Company settled $5,319 of the debentures in cash (see note 20), and management expects the Company’s outstanding convertible debentures and interest will be converted into common shares of the Company prior to maturity. The Company also expects to monetize its 48C tax credits in the near term. Management believes that the Company’s current financial resources are sufficient to fund ongoing corporate and Nuton Stage 2 arrangement activities for at least the next 12 months. Should the Company’s expectations not be realized, it may be required to curtail spending and advancements on its Gunnison Project.

8

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited and expressed in thousands of United States dollars)

Key Sources of Estimation Uncertainty

Valuation of Nuton Stage 2 arrangement funding

For the Nuton Stage 2 funding received, the borrowing is initially recognized at fair value based on the present value of future cashflows, with the residual representing deferred mining and processing demonstration services revenue. The key assumptions used to measure the fair value of the borrowing are future copper prices, the Johnson Camp Mine production profile for Stage 2 work program, expected operating costs for the Stage 2 work program and the discount rate. The borrowing is subsequently accounted for at fair value through profit and loss as the arrangement is exposed to changes in operational and market assumptions. The deferred mining and processing demonstration services revenue is amortized on a units of production basis over the course of Stage 2. The production profile for the Stage 2 work program is based on a mineral resource model only, and therefore there is increased risk and uncertainty in achieving anticipated mineral recoveries.

Stream Obligation

The carrying value of the stream obligation represents management’s best estimate of the fair value of the arrangement. The fair value incorporates the Company’s estimates of the copper forward price curve, the long-term copper price volatility, the discount rate, which factors in the Company’s credit spread and the Johnson Camp Mine and Gunnison open-pit life of mine production, schedules and expectations including expansion plans and a significant assumption of weighted probability of successfully achieving the production schedules (See Note 11). The underlying production profiles used for the basis of the stream obligation are based on mineral resource models only and therefore there is increased risk and uncertainty in achieving mineral recoveries.

Decommissioning and Restoration Obligation (“DRO”)

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability. The provision reflects estimates of future costs directly attributable to remediating the liability, inflation, assumptions of risks associated with the timing of future cash outflows, and the applicable risk-free interest rates for discounting future cash outflows. Changes in the factors above can result in a change to the provision recognized by the Company. To the extent the carrying value of the related mining property is not increased above its recoverable amount, changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amount of related mining properties (See Note 12).

Valuation of Inventory

Inventory is carried at the lower of cost and net realizable value (NRV). The determination of NRV for stockpiled ore and heap leach inventory includes management’s best estimate of significant assumptions including recoverable pounds of copper, costs of completion and future copper prices.

The determination of the long-term inventory for heap leach inventory represents management’s best estimate of the timing of copper recoveries based on the recovery curve, ore properties and heap leach conditions.

9

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited and expressed in thousands of United States dollars)

3.	REVENUES

The summary for revenues for the three and six months ended June 30, 2026 and 2025 are summarized below:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Copper cathode	$13,733	$-	$24,529	$406
Deferred mining and processing demonstration service revenue	9,809	-	18,902	-
Limestone and rock products	70	124	285	277
Revenues	$23,612	$124	$43,716	$683

Limestone and rock products in the comparative period have been reclassed to revenues to align with the current year’s presentation.

4.	COST OF SALES

The summary for cost of sales for the three and six months ended June 30, 2026 and 2025 are summarized below.

	Three months ended June 30		Six months ended June 30,
	2026	2025	2026	2025
Production costs
	$7,322	$(276)	$12,875	$474
Royalties and selling costs	1,811	-	3,222	304
Inventory valuation adjustment	(1,753)	-	-	272
Cost of Sales	$7,380	$(276)	$16,097	$1,050

5.	INVENTORY

The summary for inventory as at June 30, 2026 and December 31, 2025 are summarized below.

	June 30, 2026	December 31, 2025
Materials and supplies	$2,690	$3,070
Stockpile material	7,262	3,473
Heap leach	31,765	11,598
Copper in solution	447	967
Finished goods	710	815
	$42,874	$19,923

Disclosed as non-current
Stockpile material	$3,319	-
Heap leach	5,490	2,099
	$8,809	$2,099

The Company recorded a write-down of $1,753 at the stockpile in the three months ended March 31, 2026. In the three months ended June 30, 2026, this write down was reversed to record the stockpile at its cost due to the increase in copper prices. As a result the write down of nil for the six months ended June 30, 2026 (six months ended June 30, 2025 - $272).

10

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited and expressed in thousands of United States dollars)

6.	PROPERTY, PLANT AND EQUIPMENT

Cost	Land & Mineral Properties	Plant	Vehicles & Mobile Equipment	Office Equipment & Capitalized Leases	Gunnison Construction	Johnson Camp Mine Construction in Progress	Total
At January 1, 2025	9,975	12,242	584	1,366	16,444	73,713	114,324
Additions	-	45	546	14	-	136,276	136,881
Change in Decommissioning and Restoration Obligation	(2,718)	-	-	-	-	-	(2,718)
At December 31, 2025	7,257	12,287	1,130	1,380	16,444	209,989	248,487

Accumulated Depreciation
At January 1, 2025	(695)	(114)	(584)	(815)	-	(206)	(2,414)
Depreciation	-	-	(67)	(229)	-	-	(296)
At December 31, 2025	(695)	(114)	(651)	(1,044)	-	(206)	(2,710)
Net carrying amount	6,562	12,173	479	336	16,444	209,783	245,777

Cost
At January 1, 2026	7,257	12,287	1,130	1,380	16,444	209,989	248,487
Additions	-	-	95	52	-	16,102	16,249
Change in Decommissioning and Restoration Obligation	816	-	-	-	-	-	816
At June 30, 2026	8,073	12,287	1,225	1,432	16,444	226,091	265,552

Accumulated Depreciation
At January 1, 2026	(695)	(114)	(651)	(1,044)	-	(206)	(2,710)
Depreciation	-	-	(58)	(92)	-	-	(150)
At June 30, 2026	(695)	(114)	(709)	(1,136)	-	(206)	(2,860)
Net carrying amount	7,378	12,173	516	296	16,444	225,885	262,692

11

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited and expressed in thousands of United States dollars)

7.	RESTRICTED CASH

As of June 30, 2026, the Company has restricted cash deposits of $10,749 (December 31, 2025 - $10,698) as collateral to secure the issuance of reclamation bonds totaling $18,303 (December 31, 2025 -$18,303).

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2026	December 31, 2025
Accounts payable and accrued liabilities	$1,013	$2,006
Lease liabilities	74	124
	$1,087	$2,130

Disclosed as non-current Lease liabilities	$27	$11
Due to Nuton	7,806	2,197
	$7,833	$2,208

Accounts payable and accrued liabilities include the Company’s current and non-current obligations to suppliers of goods or services acquired on trade credit for goods received or services provided that have been invoiced but not yet paid, not relating to the JCM Mine and Nuton Stage 2 work program. Due to Nuton of $7,806 (December 31, 2025 - $2,197) is for cash and interest earned on collateral paid by Nuton for Johnson Camp Mine and Gunnison Copper Project environmental bonding. The amounts due to Nuton are separate to the Nuton stage 2 framework and are not considered direct or indirect stage 2 work program costs (Note 10). The Company is required to repay Nuton the funded collateral and accrued interest once all reclamation process costs are funded and remediation obligations are completed.

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES – NUTON

Accounts payable and accrued liabilities - Nuton include the Company’s current obligations to suppliers of goods or services acquired on trade credit for goods received or services provided that have been invoiced but not yet paid, which relate to the JCM Mine operations and Nuton Stage 2 work program as well as certain corporate payables which are reimbursable by Nuton.

	June 30, 2026	December 31, 2025
Accounts payable - Nuton	$2,883	$11,483
Accrued liabilities – Nuton	13,436	16,129
	$16,319	$27,612

10.	NUTON PROJECT

Johnson Camp Mine – Stage 2

Infrastructure Payment

On July 31, 2023, the Company entered into an Option Agreement (the “Option Agreement”) with Nuton to further evaluate the use of its Nuton™ copper heap leaching technologies at Gunnison’s JCM Mine. Under the Option Agreement, Gunnison remains the operator and Nuton funds Gunnison’s costs associated with a two-stage work program at JCM. Stage 1 was completed in 2024 and on May 15, 2024, Nuton elected to proceed to Stage 2 of the existing Option Agreement. After the completion of Stage 2, Nuton, in its sole and absolute discretion may elect to form a joint venture on JCM per mutually agreeable terms whereby Nuton will hold an initial 49% and Gunnison an initial 51%, or terminate the Option Agreement by providing notice to the Company in accordance with the terms of the Option Agreement

12

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited and expressed in thousands of United States dollars)

Nuton made a non-refundable $5,000 payment to the Company for the non-exclusive access to existing infrastructure at the Johnson Camp mine for the Stage 2 work program. Nuton is also responsible for funding all of Gunnison’s costs associated with Stage 2. The full Stage 2 work program is anticipated to take up to 73 months, and, if successful, will demonstrate key elements of the Nuton technologies at industrial scale. Stage 2 includes construction of a leachpad and related infrastructure, mining and heap leach processing, refurbishment of the SX/EW plant, and production of finished copper cathode. As at June 30, 2026 there are 46 months remaining in the stage 2 program.

The Company has accounted for the $5,000 non-refundable payment as deferred income and will amortize the amount over the 73 months anticipated for the Stage 2 program on a straight-line basis. During the six months ended June 30, 2026, the company recognized income of $411 (six months ended June 30, 2025 - $411). During the three months ended June 30, 2026, the Company recognized income of $205 (three months ended June 30, 2025 -

$205), relating to the amortization of the $5,000 infrastructure access payment received.

Nuton Stage 2 - Deferred Income (Infrastructure Payment)	June 30, 2026	December 31, 2025
Balance, beginning of period	$3,664	$4,486
Nuton access rights	-	-
Deferred income	(411)	(822)
Balance, end of period	$3,253	$3,664

Current	822	822
Non current	2,431	2,842

Stage 2 Funding

The Company also receives from Nuton quarterly pre-payments based on the approved work program budget for Stage 2. Each time Stage 2 proceeds are received as advances or additional attributable costs are incurred by Nuton directly and relate to Stage 2 (Nuton managed costs), a Stage 2 project payable is recognized at fair value, with a residual amount allocable to deferred mining and processing demonstration services revenue (representing the estimated selling price, including margin for mine processing services relating to the demonstration of Nuton’s technology). The borrowing is subsequently accounted for at fair value through profit and loss. The deferred mining and processing demonstration services revenue is amortized over the expected payback schedule, based on units of production. Stage 2 construction costs are capitalized to construction in progress and subsequently transferred to the relevant property, plant and equipment category once assets are ready for their intended use. Prior to the amendment effective September 30, 2025 discussed below, Nuton was to receive 100% of the net revenue generated from commercial quantities of copper products produced from JCM as a result of the Stage 2 work program, until recoupment of the Stage 2 work program funding (subject only to payments by the Company owing under any existing royalty or streaming obligations (Note 11)). Once, and if, the Stage 2 work program funding is repaid, the Company retains any additional copper revenue. The assumptions used in the measurement of the liability are the Johnson Camp Mine production profile for Stage 2 which is based on the information compiled by qualified persons, expected operating costs, future copper prices and the discount rate.

Management and Nuton have agreed that Nuton will fund agreed upon direct and indirect costs of the Company for the Stage 2 Work Program pursuant to a budget approved by Nuton from May 15, 2024 for the duration of the Stage 2 Work Program.

Effective September 30, 2025 the Company and Nuton signed an amendment to the Operating Agreement which changed the timing of Stage 2 Work Program funding from a gross to net basis.

13

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited and expressed in thousands of United States dollars)

While Nuton continues to fund 100% of the agreed direct and indirect costs for the Stage 2 Work Program (subject to their election to continue the program), under the revised net funding mechanism, the Company holds and uses 100% of the copper revenue generated (subject only to payments by the Company owing under any existing third party royalty or streaming obligations (Note 11)) to reduce the agreed upon pre-payment on a quarterly basis. In the event expenditures are less than the net copper revenues, the Company is required to repay those amounts on quarterly basis. The timing of these estimated repayments form the basis of measurement of the Nuton Stage 2 Payable subsequent to the contract amendment on September 30, 2025. The assumptions used in the measurement of the liability continue to be the Johnson Camp Mine production profile for Stage 2 which is based on the information compiled by qualified persons, expected operating costs, future copper prices and the discount rate.

During the six months ended June 30, 2026 $45,791 in cash was received. Nuton managed costs of $6,351 (June 30, 2025 - $9,097) were incurred by Nuton primarily for offsite development and assembly of specialized equipment that will be installed at Johnson Camp Mine. In addition, there was a net decrease of $4,125 in the due from Nuton accounts receivable related to accrued Stage 2 costs incurred as at June 30, 2026, but not yet funded by Nuton. Both the Nuton controlled costs and the due from Nuton costs are recoverable by Nuton from the sales revenue of Johnson Camp Mine. The total increase in Nuton stage 2 funding for the six months ended June 30, 2026 was $41,665 (six months ended June 30, 2025 – $69,681) representing Nuton managed costs incurred and amounts received or receivable. Of the amounts recognized in the period ended June 30, 2026, no amounts were recognized to the Nuton Stage 2 Payable and, $41,665 was allocated to deferred revenue. In the six months ended June 30, 2026, $5,434 was reclassified as Due to Nuton reflecting Nuton Collateral funding received by the Company in previous periods but not eligible to be repaid from the Stage 2 copper revenue generated (Note 8).

During the six months ended June 30, 2026, $18,902, has been recognized on a unit of production basis in revenue, representing the value of the mining and processing demonstration services provided by the Company to Nuton. For the three months ended June 30, 2026, $9,809 was recognized to revenue. No amounts were recognized in relation to mining and processing demonstration services for the comparative periods in 2025. For the six-month period ended June 30, 2026, a fair value gain was recognized through profit and loss of $10,228 (six months ended June 30, 2025, – ($5,156)), and in the three-month period a gain $14,774 (three months ended June 30, 2025 – ($3,377)) was recognized based on the revaluation of the Nuton Stage 2 Payable to fair value at June 30, 2026. Management determined the fair value of the Nuton Stage 2 payable at June 30, 2026, using a discount rate of 16.25%.

Nuton Stage 2 Payable	June 30, 2026	December 31, 2025
Balance, beginning of period	$46,423	$38,423
Recognized during the period	-	94,982
Modified due to amendment	-	(110,237)
Fair value (gain) loss on Nuton Stage 2 payable	(10,228)	23,255
Balance, end of period	$36,195	$46,423

Current	-	-
Non current	36,195	46,423

14

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited and expressed in thousands of United States dollars)

Nuton Stage 2 - Deferred revenue	June 30, 2026	December 31, 2025
Balance, beginning of period	$183,039	$7,134
Recognized at time of receipt	41,665	70,141
Reclassified to Due to Nuton	(5,434)	-
Modified due to amendment	-	110,237
Recognized to revenue	(18,902)	(4,473)
Balance, end of period	$200,368	$183,039

Current	86,700	44,306
Non current	113,668	138,733

Gunnison Sulfide Viability – Stage 1

On March 13, 2025, the Company received $3,000 from Nuton for a Stage 1 viability testing program of Nuton Technologies on sulfide mineralization at the Stage 1 Gunnison Program.

The Company has accounted for the $3,000 as deferred income and will amortize the amount over the 22 months anticipated for the Stage 1 program on a straight-line basis. During the six months ended June 30, 2026, the Company recognized income of $802(six months ended June 30, 2025 – $536), relating to the amortization of the $3,000 payment received. During the three months ended June 30, 2026, the Company recognized income of $402 (three months ended June 30, 2025 – $402), relating to the amortization of the $3,000 payment received.

Gunnison Sulfide Viability - Stage 1 - Deferred Income	June 30, 2026	December 31, 2025
Balance, beginning of period	$1,659	$-
Recognized on inception	-	3,000
Deferred income	(804)	(1,341)
Balance, end of period	$855	$1,659

Current	855	1,609
Non current	-	50

11.	DERIVATIVE LIABILITIES

Stream

On October 30, 2018 the Company entered into an agreement for a $75,000 project financing package (collectively, the “Financing”) with Triple Flag Mining Finance Bermuda Ltd. (“Triple Flag”) for the purposes of developing the Gunnison Copper Project. The Financing consisted of a $65,000 copper metal stream (the “Stream”) and a concurrent $10,000 private placement of common shares.

Under the terms of the metals purchase and sale agreement (the “Stream Agreement”) between Triple Flag and Gunnison and its subsidiary Excelsior Arizona, Triple Flag paid $65,000 against the future sale and delivery by Excelsior Arizona of a percentage of the refined copper production generated from the mining of oxide mineralization from Gunnison’s Projects owned at the time of executing the Stream Agreement. Gunnison will sell to Triple Flag a percentage of refined copper at a price equal to 25% of the copper spot price. The exact percentages of copper production to be sold to Triple Flag varies according to the total production capacity, based on a sliding scale. Under the terms of the stream agreement, Triple Flag has the option to increase the delivery amount of the Stream (the “expansion option). To exercise the expansion option Triple Flag must pay the company an additional $65,000. The expansion option is subject to termination at the exercise of the buyback option, discussed below.

15

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited and expressed in thousands of United States dollars)

On May 5, 2026, the Company entered into a buyback option agreement with Altius Royalty Corporation and Triple Flag entities, providing the Company with the right to reduce certain existing royalties and terminate the expansion-related stream option at its Gunnison Copper Project in Arizona. The agreement grants the Company the option to reduce the 3.0% Triple Flag gross revenue royalty to 2.0%, reduce the Altius gross revenue royalty by 0.5%, as well as to terminate Triple Flag’s expansion option. The Parties intend that the foregoing options be exercisable only as a single, indivisible package and only in connection with a qualifying change of control transaction announced on or before March 31, 2028. The total consideration payable upon exercise is $65,000.

The percentages applicable at certain production levels are detailed in the table below.

Scenario Description	Stage 1 (25M lbs/yr)	Stage 2 (75M lbs/yr)	Stage 3 (125M lbs/yr)
Stage 1 Upfront Deposit	16.50%	5.75%	3.50%

The stream obligation is recorded at fair value at each statement of financial position date as the Company has determined that the stream obligation is a derivative liability carried at fair value through profit or loss (FVTPL).

As at June 30, 2026 the fair value of the stream obligation was valued using a Monte Carlo simulation model. The significant assumptions developed by management used in the Monte Carlo simulation model included: the copper forward price curve, the long-term copper price volatility of 25.53% (December 31, 2025 – 24.55%), a discount rate which factors in the Company’s credit spread of 6.57% (December 31, 2025 – 6.77%) and the Johnson Camp Mine and Gunnison open-pit life of mine production schedules and expectations including expansion plans, weighted probability of successfully achieving the production schedules and the probability of the exercise of the buyback option.

The Monte Carlo simulation model was prepared by an independent valuation specialist and the life of mine production schedules and expectations including expansion plans are based on the information compiled by qualified persons. The mine production assumptions used are as follows: (a) Gunnison Copper Project stream deliveries based on the open pit PEA published in Q1 2026 beginning in 2032 for a 21 year mine life with a probability weighting; (b) Johnson Camp Mine Nuton Stage 2 with a remaining four year mine life with a probability weighting and (c) Johnson Camp Mine post-stage 2 production for a 13 year mine life with a probability weighting (d) the probability of the exercise of the expansion option of the stream delivery amount.

The following table summarizes the fair value of the derivative liabilities, relating to the stream, during the period ended June 30, 2026:

Derivative liabilities - Stream
Fair value at December 31, 2024	$59,383
Deliveries	(793)
Loss during the period	19,473
Fair value at December 31, 2025	$78,063
Deliveries	(1,897)
Loss during the period	18,643
Fair value at June 30, 2026	$94,809

Current	9,868
Non current	84,941

16

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited and expressed in thousands of United States dollars)

As at June 30, 2026, the current portion of the derivative liabilities is $9,868 based upon the production schedules and other inputs used in the valuation.

Pursuant to the Stream Agreement, the Company is required to maintain a leverage ratio of 3.5:1.0. The leverage ratio is calculated as the ratio of indebtedness of the Company to net income (adjusted for certain items). On November 30, 2023, the Company and Triple Flag executed an amendment to the Stream Agreement which suspends the applicability of the leverage ratio until September 30, 2026 (the “Leverage Ratio Grace Period”).

Warrants

The following table summarizes the fair value of the derivative liabilities, relating to warrants, during the period ended June 30, 2026:

Derivative liabilities - Warrants
Fair value at December 31, 2024	$-
Issued	5,165
Loss during the period	2,489
Fair value at December 31, 2025	$7,654
Warrants exercised	$(492)
Gain during the period	(2,757)
Fair value at June 30, 2026	$4,405

Current	4,405
Non current	-

As at June 30, 2026, the derivative liability warrants were valued at $4,405, a corresponding gain of $2,757 (June 30, 2025 – loss $216) has been recognized in the financial statements for the six months ended June 30 2026, three months ended June 30, 2026, $1,574 (three months June 30, 2025 - $216) . The stock price at the time of revaluation was $0.37 (December 31, 2025 -$0.42) , the risk-free rate of return used was 3.97% (December 31, 2025 – 3.48%) and the annualized volatility was 75.42% (December 31, 2025 - 90.62%).

12.	DECOMMISSIONING AND RESTORATION OBLIGATION

The Company’s decommissioning and restoration obligation (DRO) represents management’s best estimate of the present value of costs that are expected to be incurred for mine closure and reclamation and rehabilitation costs for the Gunnison Copper Project and JCM. The primary assumptions that affect the present value calculation are the inflation rate and the discount rate. For the update prepared as of June 30, 2026, the Company used a long term inflation rate of 2.0% (December 31, 2025– 2.0%) and a discount rate of 4.15% (December 31, 2025 – 3.55%) and 4.93% (December 31, 2025 – 4.79%) in calculating the present value of the obligation of the Gunnison Copper Project and Johnson Camp Mine, respectively. The current inflation rate used is based on target inflation rates set by the Federal Reserve. The discount rate is based on the 3-year and 20-year treasury bond index.

As of June 30, 2026 the Company reviewed the assumptions used in the present value calculation for the projects and adjusted the obligation to $14,092. The update resulted in a net increase of $1,139, primarily due to changes in rates and estimates of $816 and accretion of $323.

For Gunnison Copper Project, the estimated undiscounted reclamation obligation related to the wellfield is $3,566 (December 31, 2025 - $3,566). The costs and activities are expected to begin in three years. As of June 30, 2026, the discounted reclamation obligation is $3,384.

17

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited and expressed in thousands of United States dollars)

For Johnson Camp Mine, the estimated undiscounted reclamation obligation is $16,589 (December 31, 2025 - $14,729). The costs and activities related to the leach pads are expected to begin the year after the final year of mine life and the other activities are expected to begin three years after the final year of mine life. The mine is assumed to have a 15-year mine life. As of June 30, 2026, the discounted reclamation obligation is $10,708.

Changes in the ARO for the period ended June 30, 2026, and the year ended December 31, 2025, are summarized below.

Decommissioning and restoration obligation	June 30, 2026	December 31, 2025
Balance, beginning of period	$12,953	$14,916
Change in estimate	816	(2,718)
Accretion expense	323	755
Balance, end of period	$14,092	$12,953

13.	DEBT

Nebari Credit Facility

During the six months ended June 30, 2026, the company settled all outstanding principal and interest owed on the Nebari Credit facility. Principal of $3,750 was converted into 17,882,685 shares, in accordance with the terms of the Second ARCA and final interest of $25 was paid in full discharging the Company’s obligations under the credit facility. A gain of $208 was recognized upon derecognition.

Debt
Balance, December 31, 2025	$3,958
Conversion of debt to equity	(3,750)
Gain on derecognition of debt	(208)
Balance, June 30, 2026	$-

14.	DEBENTURES

Changes in the debentures for the six months ended June 30, 2026, and year ended December 31, 2025, are summarized below.

Debentures	June 30, 2026	December 31, 2025
Balance, beginning of period	$6,503	$5,308
Accretion	689	1,195
Balance, end of period	$7,192	$6,503

Current	7,192	6,503
Non current	-	-

Subsequent to June 30, 2026, the company settled $5,319 of principal and accrued interest in cash (see Note 20).

18

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited and expressed in thousands of United States dollars)

15.	CAPITAL STOCK AND OTHER EQUITY RESERVES

Common Shares

The authorized share capital of the Company consists of an unlimited number of common shares with no par value and an unlimited number of non-voting common shares with no par value. As of June 30, 2026, there were 505,517,892 common shares outstanding and nil non-voting common shares outstanding. During the six-month period ended June 30, 2026 the company issued:

●	17,882,685 shares were issued for the conversion of $3,750 in principal (Note 13).
●	2,066,540 shares were issued upon the exercise of warrants in the period for proceeds of $683.
●	569,791 shares were issued upon the exercise of stock options for proceeds of $27.
●	82,144,500 shares issued in the June 2026 offering for net proceeds of $23,240.

Stock Options

The Company’s stock option plan (the “Plan”) provides for the grant of incentive stock options to employees, consultants, officers, and directors of the Company. The Plan reserves for issuance, along with the Company’s other Security-Based Compensation Plans, a maximum of 10% of the issued and outstanding Common Shares at the time of a grant of options.

Options granted under the Plan have a maximum term of ten years. The exercise price of the options is determined by the Board of Directors and is not less than the closing price of the common shares on the last trading day prior to the date the options are granted. The vesting terms are at the Board of Directors’ discretion.

The Plan is an evergreen plan which provides that if any option has been exercised, then the number of common shares into which such option was exercised shall become available to be issued upon the exercise of options subsequently granted under the Plan. The Plan will operate in conjunction with the Restricted Share Unit Plan (the “RSU Plan”) and the Performance Share Unit Plan (the “PSU Plan”). The Stock Option Plan, RSU Plan and PSU Plan are collectively referred to as the “Security-Based Compensation Plans”.

The following is a summary of stock option activity for the six months period ended June 30, 2026, and the year ended December 31, 2025:

		Weighted average
	Number of Options	Exercise Price (CAD$)
Outstanding, December 31, 2024	19,075,000	$0.38
Granted	16,195,000	$0.30
Expired	(9,240,000)	$0.51
Outstanding, December 31, 2025	26,030,000	$0.28
Granted	11,227,198	$0.43
Expired	(3,615,209)	$0.35
Exercised	(569,791)	$0.23
Outstanding, June 30, 2026	33,072,198	$0.32
Exerciseable, June 30, 2026	13,897,500	$0.26

During the three months period ended June 30, 2026, 569,791 were exercised for proceeds of $27. Included in this amount was 344,791 exercised for the issuance of common shares through an exchange for substituted rights in connection with a stock option exercise.

19

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited and expressed in thousands of United States dollars)

As of June 30, 2026, the following stock options were outstanding and exercisable:

Outstanding	Exercisable		Exercise Price	Remaining life (years)	Expiry Date
535,000	535,000	CAD$	$0.410	0.50	December 31, 2026
550,000	550,000	CAD$	$0.270	0.84	May 2, 2027
200,000	200,000	CAD$	$0.230	0.84	May 2, 2027
4,165,000	4,165,000	CAD$	$0.260	1.59	February 1, 2028
3,300,000	2,425,000	CAD$	$0.150	3.18	September 3, 2029
8,495,000	4,247,500	CAD$	$0.300	3.77	April 7, 2030
3,000,000	1,500,000	CAD$	$0.300	3.87	May 14, 2030
500,000	125,000	CAD$	$0.300	4.08	July 30, 2030
500,000	125,000	CAD$	$0.300	4.08	July 31, 2030
100,000	25,000	CAD$	$0.285	4.39	November 19, 2030
500,000	-	CAD$	$0.390	4.45	December 11, 2030
725,000	-	CAD$	$0.580	4.59	February 2, 2031
6,152,198	-	CAD$	$0.430	4.76	April 3, 2031
1,100,000	-	CAD$	$0.440	4.89	May 22, 2031
500,000	-	CAD$	$0.410	4.95	June 12, 2031
1,000,000	-	CAD$	$0.385	5.00	June 29, 2031
1,750,000	-	CAD$	$0.385	5.00	June 30, 2031
33,072,198	13,897,500

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for the risk-free interest rate, dividend yield, expected volatility, forfeiture rate, and expected life of the options.

During the six months ended June 30, 2026, the company issued 11,227,198 stock options at a fair value of CAD$3,118. The risk-free rate for these options ranged from 2.92% and 3.17%. The dividend yield was 0.00%. The expected volatility ranged from 79.43% and 79.79%. The forfeiture rate ranged from 9.31% to 9.82% and the vesting terms of the options is 24 months from the grant date.

The Company recognized share-based compensation costs of $762 for six months ended June 30, 2026 (June 30, 2025 - $109) of which $48 (June 30, 2025 – $1) was included in cost of sales. During the three months ended June 30, 2026 the company recognized share-based compensation costs of $474( June 30, 2025 - $39) of which $35 (June 30, 2025 – $nil) was included in cost of sales.

Earnings per share

	For the three months ended		For the six months ended
Earnings per share	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Weighted average common shares outstanding
Basic	447,509,696	332,586,774	433,976,124	332,586,774
Plus incremental shares from:
Assumed conversion: Stock options	13,362,500	-	13,362,500	-
Assumed conversion: Convertible debt	36,832,876	-	36,832,876	-
Diluted weighted average common shares outstanding	497,705,072	332,586,774	484,171,500	332,586,774

The calculation of dilutive weighted-average number of common shares excludes the impact of 55,124,166 shares for the six months ended June 30, 2026 (June 30, 2025 –nil). The shares excluded relate to stock options and warrants as the exercise price related to the particular security exceeded the market price of the Company’s common shares at June 30, 2026, or the inclusion of the share units had an anti-dilutive effect on net income.

20

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited and expressed in thousands of United States dollars)

Restricted share units

During the six-month period ended June 30, 2026 the Company issued 1,866,268 Restricted share units with vesting terms of the units are:

●	50% of the units vest 12 months from the grant date
●	50% 24 months from the grant date.

As at June 30, 2026, the company has recognized a restricted share unit liability and corresponding expense of $88 in the three and six months ended June 30, 2026 (three and six months ended June 30, 2025 - $nil).

Performance share units

During the six month ended June 30, 2026, the company issued 895,422 performance share units. The vesting terms of the units are:

●	50% of the PSUs shall vest on April 3, 2027, provided that the amount of PSUs vested shall be adjusted by multiplying the number of PSUs by a percentage equal to the holder’s performance for the year ended December 31, 2026 that is approved by the Board of Directors.
●	50% of the PSUs shall vest on April 3, 2028, provided that the amount of PSUs vested shall be adjusted by multiplying the number of PSUs by a percentage equal to the holder’s performance for the year ended December 31, 2027 that is approved by the Board of Directors

As at June 30, 2026, the company has recognized a Performance Share unit liability and corresponding expense of $42 in the three and six months ended June 30, 2026 (three and six months ended June 30, 2025 - $nil). Performance share units are subject to adjustment based on a performance multiplier.

Warrants

The following is a summary of warrant activity for the six months ended June 30, 2026, and the year ended December 31, 2025:

	Number of warrants	Weighted average Exercise Price (CAD$)
Outstanding, December 31, 2025	56,655,706	$0.50
Exercised	(2,066,540)	$0.45
Outstanding, June 30, 2026	54,589,166	$0.50
Exerciseable, June 30, 2026	54,589,166	$0.50

During the three months ended June 30, 2026, 2,066,540 shares were issued on the exercise of 2,066,540 warrants with a weighted average exercise price of $0.45. The proceeds from the warrants exercised were CAD$930. The stock prices at the time of revaluation ranged from $0.60 to $0.51, the risk-free rate of return used ranged from 3.67% to 3.48% and the annualized volatility ranged from 90.93% to 91.46%.

16.	RELATED PARTY TRANSACTIONS

Related parties and related party transactions are summarized below.

Key Management Personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Company has determined that key management personnel consists of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer and President, SVP Business Development, Interim Chief Financial Officer, SVP/Chief Operating Officer, SVP Permitting and External Affairs, and Corporate Secretary.

21

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited and expressed in thousands of United States dollars)

Remuneration attributed to key management personnel is summarized as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Salaries, fees and benefits	$1,149	$77	$1,953	$499
Share-based compensation	317	(7)	555	10
Restricted and performance share units	130	$-	130	-
Total	$1,596	$70	$2,638	$509

Salaries, fees and benefits to key management includes all salaries, bonuses, fees, and other employment benefits, pursuant to contractual employment agreements, consultancy or management services arrangements.

As of June 30, 2026, amounts accrued and due to key management personnel and other related parties include the following:

●	Directors and Officers - $976 (December 31, 2025 - $172)

17.	FINANCING EXPENSES

Financing expenses for the three months ended June 30, 2026 and 2025 are summarized below.

	Three months ended June 30,		Six months ended June 30,
Financing Expenses	2026	2025	2026	2025
Nebari debt interest and accretion	$-	$559	$25	$1,172
Debenture accretion	355	290	689	562
ARO accretion	167	252	323	422
Other interest	-	7	2	14
Total	$522	$1,108	$1,039	$2,170

18.	SEGMENTED INFORMATION

The Company operates in two reportable operating segments in the United States: (a) Gunnison and (b) Johnson Camp Mine cash generating units. Corporate and other activities include the Company’s exploration activities. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results. Accounting policies for each reported segment are the same as those of the Company. Results from operating activities represents the profit earned by each segment without allocation of corporate costs. This is the measure reported to the chief operating decision-maker, Gunnison’s President and Chief Executive Officer, for the purposes of resource allocation and the assessment of segment performance. Total assets and liabilities do not reflect intercompany balances, which have been eliminated on consolidation.

22

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited and expressed in thousands of United States dollars)

The company’s segments are summarized as follows:

	For the three months ended June 30, 2026
	Gunnison Copper Project	Johnson Camp Mine	Total operating Segments	Corporate & Other	Total
Revenue	$-	$23,612	$23,612	$-	$23,612
Cost of Sales	-	(7,380)	(7,380)	-	(7,380)
Income from Mine Operations	-	16,232	16,232	-	16,232
Operating Expenses	(1,061)	(2,843)	(3,904)	(2,118)	(6,022)
Other Items
Gain (loss) on derivative at fair value	11,415	(25,568)	(14,153)	1,505	(12,648)
Financing expense	-	(164)	(164)	(358)	(522)
Interest income	-	61	61	88	149
Unrealized loss on foreign exchange	-	-	-	(12)	(12)
Fair value gain on Nuton Stage 2 payable	-	14,774	14,774	-	14,774
Gain on extinguishment of Debt	-	-	-	-	-
Other income (loss)	31	795	826	324	1,150
Income (loss) and comprehensive Income (loss) for the period	$10,385	$3,287	$13,672	$(571)	$13,101

	For the six months ended June 30, 2026
	Gunnison Copper Project	Johnson Camp Mine	Total operating Segments	Corporate & Other	Total
Revenue	$-	$43,716	$43,716	$-	$43,716
Cost of Sales	-	(16,097)	(16,097)	-	(16,097)
Income from Mine Operations	-	27,619	27,619	-	27,619
Operating Expenses	(2,016)	(4,843)	(6,859)	(3,428)	(10,287)
Other Items
Gain (loss) on derivative at fair value	9,957	(26,702)	(16,745)	2,756	(13,989)
Financing expense	-	(321)	(321)	(718)	(1,039)
Interest income	-	126	126	128	254
Unrealized loss on foreign exchange	-	-	-	(80)	(80)
Fair value loss on Nuton Stage 2 payable	-	10,228	10,228	-	10,228
Gain on extinguishment of Debt	-	-	-	208	208
Other income (loss)	31	1,454	1,485	368	1,853
Income (loss) and comprehensive Income (loss) for the period	$7,972	$7,561	$15,533	$(766)	$14,767

	June 30, 2026
	Gunnison Copper Project	Johnson Camp Mine	Total operating Segments	Corporate & Other	Total
Cash	$-	$8,152	$8,152	$25,074	$33,226
Current Assets	431	60,982	61,413	26,027	87,440
Property, plant and equipment	16,384	246,290	262,674	18	262,692
Total Assets	20,034	323,611	343,645	26,045	369,690
Current Liabilities	461	114,620	115,081	13,230	128,311
Total Liabilities	31,154	343,031	374,185	13,329	387,514

23

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited and expressed in thousands of United States dollars)

	For the three months ended June 30, 2025
	Gunnison Copper Project	Johnson Camp Mine	Total operating Segments	Corporate & Other	Total
Revenue	$-	$124	$124	$-	$124
Cost of Sales	-	276	276	-	276
Loss from Mine Operations	-	400	400	-	400
Operating Expenses	(1,062)	341	$(721)	(620)	(1,341)
Other Items
Loss on derivative at fair value	406	848	1,254	-	1,254
Financing expense	-	299	299	(1,407)	(1,108)
Interest income	-	380	380	35	415
Unrealized loss on foreign exchange	-	-	-	(423)	(423)
Fair value loss on Nuton Stage 2 payable	-	(3,377)	(3,377)	-	(3,377)
Gain on extinguishment of Debt	-	-	-	621	621
Other income	276	307	583	30	613
Loss and comprehensive loss for the period	$(380)	$(802)	$(1,182)	$(1,764)	$(2,946)

	For the six months ended June 30, 2025
	Gunnison Copper Project	Johnson Camp Mine	Total operating Segments	Corporate & Other	Total
Revenue	$-	$683	$683	$-	$683
Cost of Sales	-	(1,050)	(1,050)	-	(1,050)
Loss from Mine Operations	-	(367)	(367)	-	(367)
Operating Expenses	(1,071)	219	$(852)	(1,404)	(2,256)
Other Items
Loss on derivative at fair value	(7,491)	(9,906)	(17,397)	-	(17,397)
Financing expense	-	(490)	(490)	(1,680)	(2,170)
Interest income	-	525	525	51	576
Unrealized loss on foreign exchange	-	-	-	(413)	(413)
Fair value loss on Nuton Stage 2 payable	-	(5,156)	(5,156)	-	(5,156)
Gain on extinguishment of Debt	-	-	-	1,126	1,126
Other income	275	373	648	30	678
Loss and comprehensive loss for the period	$(8,287)	$(14,802)	$(23,089)	$(2,290)	$(25,379)

	December 31, 2025
	Gunnison Copper Project	Johnson Camp Mine	Total operating Segments	Corporate & Other	Total
Cash	$-	$12,551	$12,551	$8,062	$20,613
Current Assets	43	45,904	45,947	9,971	55,918
Property, plant and equipment	16,475	229,244	245,719	58	245,777
Total Assets	19,495	294,613	314,108	384	314,492
Current Liabilities	242	80,005	80,247	20,052	100,299
Total Liabilities	40,915	314,935	355,850	20,188	376,038

19.	FINANCIAL INSTRUMENTS

The Company has exposure to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from its use of financial instruments.

This note presents information about the Company’s exposure to each of these risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Risk management is the responsibility of management and is carried out under policies approved by the Board of Directors. Material risks are monitored and are regularly discussed with the Audit Committee and Board of Directors.

24

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited and expressed in thousands of United States dollars)

Market risk

Market risk is the risk that changes in market price, such as foreign exchange rates and interest rates will affect the Company’s cash flows or value of its financial instruments.

Currency risk

The Company is subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses relating to these financial instruments would impact earnings (loss).

The Company is exposed to currency risk through cash and cash equivalents, accounts payable and accrued liabilities which are denominated in CAD$. The balances in these accounts are not significant, therefore, the Company’s exposure to currency risk is considered minimal. The Company has not hedged its exposure to currency fluctuations at this time.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents and the stream obligation. The Company’s current policy is to invest excess cash in guaranteed investment certificates issued by its Canadian banking institution. The Company periodically monitors the investment it makes and is satisfied with the credit ratings of its banks.

The Company’s outstanding debt obligations are at fixed interest and accounted for on the basis of amortized cost, with the exception of one of the debentures. Therefore, the carrying value of the Company’s debt is not exposed to cash flow changes in market interest rates. The Debenture Offering is fixed at 10.5% per annum plus the greater of the forward-looking secured overnight financing rate (administered by CME Group Benchmark Administration Limited or a successor administrator) for a term of 3 months or 1.5%.

A 1% increase in the rate supplement for the Debenture Offering would increase interest payments $2/mo, whereas a 1% decrease in the rate supplement would decrease the Debenture Offering interest payments $2/mo. Subsequent to June 30, the full principal amount of the debenture offering was repaid, see note 20.

A 1% increase in the discount rate of the Nuton payables would decrease the payables by $640 whereas a 1% decrease in the discount rate would increase the payables by $659.

A 1% increase in the risk free rate of the stream liabilities would decrease the derivative liabilities by $4,745, a 1% decrease in the discount rate would increase the derivative liabilities by $5,085.

Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for copper. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation, and political and economic conditions. The financial instrument impacted by commodity prices is the Stream obligation.

A 10% increase in the market price of copper would increase Nuton Stage 2 payable by $11,426, whereas a 10% decrease in the market price of copper would decrease Nuton stage 2 payable by $8,630.

25

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited and expressed in thousands of United States dollars)

A 10% increase in the market price of copper would increase derivative liabilities by $7,188, whereas a 10% decrease in the market price of copper would decrease derivative liabilities by $7,266.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, accounts receivable, receivables due from Nuton and restricted cash.

The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents with reputable North American financial institutions, and recognize amounts due from Nuton for costs incurred relating to the stage 2 program but not yet funded by Nuton.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to maintain sufficient liquidity to meet its liabilities when due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of its financial assets and liabilities. Cash flow forecasting is performed regularly. The Company also holds surety bonds to support future environmental obligations.

The Company has the following guaranteed commitments and contractual obligations as of June 30, 2026:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Accounts Payable and Accrued Liabilities	$26,215	$18,382	$-	$7,833	$-
Nuton Stage 2 payable	49,825	-	49,825	-	-
Debentures	7,192	7,192	-	-	-
Derivative liabilites - Stream	94,809	9,868	84,941	-	-
Total Contractual Obligations	$178,041	$35,442	$134,766	$7,833	$-

As of June 30, 2026, the Company has current assets of $87,440 (December 31, 2025 – $55,918) to settle current liabilities of $128,311(December 31, 2025 – $100,299). Included in current assets is cash and cash equivalents of $33,226 (December 31, 2025- $20,613) and $2,176 (December 31, 2025 – $12,652) Due from Nuton. Cash and cash equivalents consist of $8,152 (December 31, 2025 – $12,551) of Nuton Cash and $25,074 (December 31, 2025 – $8,062) of Non Nuton cash. Current liabilities include $16,319 (December 31, 2025 – $27,612) of accounts payable which relate to direct and indirect costs that are funded by Nuton, and Nuton Deferred income and revenue of $88,377, which represents the Company’s obligation to provide mining and processing demonstration services to Nuton. Nuton cash represents the balance of funding received from Nuton for the direct and indirect cost of operations at the Johnson Camp Mine.

Fair value estimation

The Company’s financial assets and liabilities are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

26

GUNNISON COPPER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited and expressed in thousands of United States dollars)

The three levels of the fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company is able to access at the measurement date.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:	Inputs for the asset or liability that are not based on observable market data.

The carrying values of cash and cash equivalents, receivables, restricted cash, accounts payable and accrued liabilities, debt and amounts due to related parties approximate their fair values due to the short-term maturity of these financial instruments. Derivative liabilities and Nuton Stage 2 payable are Level 3.

Financial Instruments, June 30, 2026	FVTPL	Level 1	Level 2	Level 3
Derivative liabilities	$99,214	$-	$-	$99,214
Nuton Stage 2 payable	36,195	-	-	36,195
Short term investments	898	898	-	-
	$136,307	$898	$-	$135,409

20.	SUBSEQUENT EVENTS

On July 7, 2026, the Company completed the cash settlement of its outstanding convertible debentures with Greenstone, eliminating $5,319 in convertible debt and accrued interest from its balance sheet. This eliminated one debenture offering in its entirety and part of the remaining debenture offering.

27